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UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER 000-32141

                                                        CUSIP NUMBER 67060U 10 9

(Check One): |_| Form 10-KSB  |_| Form 20-F  |_| Form 11-K  |X| Form 10-QSB  |_| Form N-SAR

             For Period Ended:  September 30, 2005

             |_|  Transition Report on Form 10-K

             |_|  Transition Report on Form 20-F

             |_|  Transition Report on Form 11-K

             |_|  Transition Report on Form 10-Q

             |_|  Transition Report on Form N-SAR

             For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify

Item(s) to which the notification relates:

PART I-- REGISTRANT INFORMATION

Nutra Pharma Corp.

Full Name of Registrant

-------------------------

Former Name if Applicable

3473 High Ridge Road

Address of Principal Executive Office (Street and Number)

Boynton Beach, Florida, 33426

City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |X|  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X|  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,

              will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |_|  (c) The accountant's statement or other exhibit required by Rule

              12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period:

Due to delays caused by Hurricane Wilma, the Registrant's quarterly financial statements have been submitted to its independent accountant for review and will be filed after the review process has been completed.

SEC 1344 (07-03)     Persons who are to respond to the collection of information contained in this form are not required to respond unless

                     the form displays a currently valid OMB control number.

PART IV-- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Rik Deitsch

954)509-0911

        (Name)                  (Area Code)        (Telephone Number)

(2)  Have all other periodic reports required under Sections 13 or 15(d) of the

     Securities Exchange Act of 1934 or Section 30 of the Investment Registrant

     Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     |X| Yes

     |_| No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     |_|Yes

     |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nutra Pharma Corp.

                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  November 15, 2005                       By /s/ Rik Deitsch

                                                 Rik Deitsch, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal

Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (sections 232.201 or sections 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (sections 232.13(b) of this chapter).